SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 10



                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                               Wachtel & Masyr, LLP
                               110 East 59th Street
                               New York, New York 10022
                              (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2004
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 14 Pages

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended by the addition of the following two paragraphs immediately before the last two paragraphs of Item 4 of this Statement as previously filed:

         On June 17, 2004, Chelsey LLC entered into a commitment letter (the "Commitment Letter") with the Issuer pursuant to which Chelsey LLC committed to provide a junior secured term loan to the Issuer in the aggregate amount of $20,000,000. The term of the loan would be three years from the date of closing, subject to acceleration in the event of a change in control or sale of the Issuer. The loan would bear interest at the prime rate publicly announced by Wachovia Bank, N.A. plus 5% per annum payable currently. Proceeds from the loan would be used to (1) refinance the Trache B indebtedness of approximately $5,100,000 under the Issuer's existing senior credit facility from Congress Financial Corporation ("Congress"); (2) pay fees and expenses in connection with the financing; and (3) provide ongoing working capital for the issuer. The loan would be secured by all tangible and intangible assets of the Issuer, subject only to the prior lien of Congress. The commitment is conditioned on the following conditions, among others, (a) there being no material adverse change in the condition (financial or otherwise), profitability, assets or operations of the Issuer and its subsidiaries taken as a whole prior to the closing, (b) no material adverse change in governmental regulations, monetary policy or market conditions, (c) legal documentation acceptable to Chelsey in its sole discretion, (d) the simultaneous execution by Congress and the Issuer of an amendment and restatement to the existing senior credit facility between Congress and the Issuer as described in the term sheet and otherwise on terms acceptable to Chelsey in its sole discretion and (d) the simultaneous execution by Chelsey LLC and Congress of an intercreditor agreement acceptable to Chelsey LLC in its sole discretion. The Commitment Letter expires on June 30, 2004, unless extended by Chelsey LLC. A copy of the Commitment Letter (including the term sheet) is filed as Exhibit X to the Statement and is incorporated herein by this reference.

         If the loan is consummated, Chelsey LLC would receive warrants (the "Common Stock Warrants")exercisable at $.01 per share to purchase shares of the Common Stock in an amount equal to 30% of the fully diluted outstanding shares, after giving effect to the issuance of the Common Stock Warrants. Because the issuance of the Common Stock Warrants requires shareholder approval of such issuance and of certain amendments to the Issuer's Certificate of Incorporation, Chelsey LLC would receive at the closing a warrant to acquire 100 shares of Series D Preferred Stock. The Series D Warrant would be mandatorily exchangeable for the Common Stock Warrants upon receipt of shareholder approval and the filing of such amendments to the Certificate of Incorporation with the Secretary of State of Delaware. Reference is made to Exhibit X for further information as to the terms of this Series D Warrant. If the Loan is consummated, Chelsey would also receive a closing fee of one percent of the principal amount of the loan, payable at closing and a waiver fee, also payable at closing, equal to one percent of the accreted liquidation preference of the

Series C Preferred Stock, payable in common stock of the Issuer and valued at the fair market value thereof on the closing date.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended by the addition of the following paragraph before the last paragraph of Item 6 of this Statement as previously filed:

         On June 17, 2004, Chelsey LLC entered into the Commitment Letter as more fully described in Item 4 and such description is incorporated by reference in this Item 6.


Item 7.  Material to be filed as Exhibits

         Exhibit A         Purchase  and Sale  Agreement  dated as of May 19,
                           2003  between  Richemont  Finance  S.A.  and  Chelsey
                           Direct, LLC. (previously filed)

         Exhibit B         Letter,  dated  July 7,  2003,  from Mr.  Thomas C.
                           Shull to Messieurs  Johann Rupert and Stuart Feldman.
                           (previously filed)

         Exhibit C         Letter,  dated July 11, 2003,  from Chelsey Direct,
                           LLC to Mr. Thomas C. Shull. (previously filed)

         Exhibit D         Recapitalization of Hanover Direct, Inc. Summary of
                           Terms. (previously filed)

         Exhibit E         Hanover Direct,  Inc. Summary of Key Points Made by
                           Chelsey  Direct,  LLC.  August  7,   2003.(previously
                           filed)

         Exhibit F         Letter,  dated August 8, 2003,  from Sarah  Hewitt,
                           Esq. of Brown, Raysman,  Millstein,  Felder & Steiner
                           LLP,  counsel  to  Hanover  Direct,  Inc.,  to Martin
                           Nussbaum,  Esq. of Swidler Berlin  Shereff  Friedman,
                           LLP, counsel to Chelsey Direct, LLC. (previously filed)

         Exhibit G         Letter,   dated  August  11,  2003,   from  Martin
                           Nussbaum,  Esq. of Swidler Berlin  Shereff  Friedman,
                           LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt,
                           Esq. of Brown, Raysman,  Millstein,  Felder & Steiner
                           LLP, counsel to Hanover Direct, Inc. (previously filed)

         Exhibit H         Letter,  dated August 14, 2003,  from Sarah Hewitt,
                           Esq. of Brown, Raysman,  Millstein,  Felder & Steiner
                           LLP,  counsel  to  Hanover  Direct,  Inc.  to  Martin
                           Nussbaum,  Esq. of Swidler Berlin  Shereff  Friedman,
                           LLP, counsel to Chelsey Direct, LLC. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on August 18, 2003)

         Exhibit I Letter, dated September 2, 2003, from Martin Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. (previously filed)

         Exhibit J         Letter  Agreement dated May 19, 2003 by and between
                           Richemont  Finance  S.A.  and  Chelsey  Direct,  LLC.
                           (previously filed)

         Exhibit K         Escrow  Agreement  dated as of July 2,  2003 by and
                           among Richemont Finance S.A.,  Chelsey Direct LLC and
                           JP Morgan Chase Bank, as Escrow Agent. (previously filed)

         Exhibit L         Letter, dated September 4, 2003, from Sarah Hewitt,
                           Esq. of Brown, Raysman,  Millstein,  Felder & Steiner
                           LLP,  counsel  to  Hanover  Direct,  Inc.,  to Martin
                           Nussbaum,  Esq. of Swidler Berlin  Shereff  Friedman,
                           LLP, counsel to Chelsey Direct, LLC. (previously filed)

         Exhibit M         Letter,  dated  September  8,  2003,  from  Martin
                           Nussbaum,  Esq. of Swidler Berlin  Shereff  Friedman,
                           LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt,
                           Esq. of Brown, Raysman,  Millstein,  Felder & Steiner
                           LLP, counsel to Hanover Direct, Inc. (previously filed)

         Exhibit N         Letter, dated September 2, 2003, from Sarah Hewitt,
                           Esq. of Brown, Raysman,  Millstein,  Felder & Steiner
                           LLP,  counsel to  Hanover  Direct,  Inc.,  to Messrs.
                           Stuart  Feldman  and  William  B.  Wachtel of Chelsey
                           Direct,  LLC  and  Mr.  Eloy  Michotte  of  Richemont
                           Finance S.A. (previously filed)


         Exhibit O         Letter,  dated  September  15,  2003,  from Chelsey
                           Direct, LLC to Hanover Direct, Inc. (previously filed)

         Exhibit P         Certificate   of   the   Designations,    Powers,
                           Preferences  and  Rights  of  Series B  Participating
                           Preferred Stock of Hanover Direct, Inc. (Incorporated by reference to the Issuer's Current Report on Form
                           8-K filed on December 20, 2001)

         Exhibit Q         Consent,   dated   September  16,  2003,  of  Sole
                           Stockholder (previously filed)

         Exhibit R         Memorandum of Understanding dated November 10, 2003
                           by and among Hanover  Direct,  Inc.,  Chelsey Direct,
                           LLC  and  Regan  Partners,   L.P.   (Incorporated  by
                           reference to the Issuer's Current Report on Form 8-K filed on November 10, 2003.)

         Exhibit S         Recapitalization Agreement dated as of November 18,
                           2003 by and between Hanover Direct,  Inc. and Chelsey
                           Direct,   LLC   (Incorporated  by  reference  to  the
                           Issuer's Current Report on Form 8-K filed on November
                           19, 2003).

         Exhibit T         Certificate of  Designations,  Powers,  Preferences
                           and Rights of Series C Participating Preferred Stock of Hanover Direct, Inc. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on
                           December 1, 2003).

         Exhibit U         Registration  Rights Agreement dated as of November
                           30, 2003 by and between Hanover Direct, Inc., Chelsey
                           Direct, LLC and Stuart Feldman (Incorporated by reference to the Issuer's Current Report on Form 8-K filed in December 1, 2003).

         Exhibit V Corporate Governance Agreement entered into as of November 30, 2003 by and among, Hanover Direct, LLC, Chelsey Direct, LLC, Stuart Feldman, Regan Partners, L.P., Regan International Fund Limited and Basil P. Regan (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 1,
                           2003).

         Exhibit W         Voting  Agreement  dated as of  November  30,  2003
                           between  Chelsey Direct,  LLC, Stuart Feldman,  Regan
                           Partners,  L.P., Regan International Fund Limited and
                           Basil P. Regan (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on December
                           1, 2003).

         Exhibit X Commitment Letter, dated June 16, 2004, from Chelsey Direct LLC to Mr. Wayne Garten of Hanover Direct, Inc.

                                                              Signatures

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 10 to the Statement on Schedule 13D is true, complete and correct.

Date: June 21, 2004
                                             Chelsey Capital Profit Sharing Plan

                                                     By: /s/ William B. Wachtel
                                                         William B. Wachtel, its
                                                         Trustee



                                                     Chelsey Direct, LLC

                                                     By: /s/ William B. Wachtel
                                                         William B. Wachtel, its
                                                         Manager



                                                         /s/ William B. Wachtel
                                                         William B. Wachtel



                                                DSJ International Resources Ltd.

                                                     By: /s/ Stuart Feldman
                                                         Stuart Feldman, its
                                                         President



                                                         /s/ Stuart Feldman
                                                         Stuart Feldman

                                                             Exhibit Index



         Exhibit X Commitment Letter, dated June 16, 2004, from Chelsey Direct LLC to Mr. Wayne Garten of Hanover Direct, Inc.

                                    Exhibit X

                               Chelsey Direct, LLC
                          712 Fifth Avenue, 45th Floor
                               New York, NY 10019


                                                          June 16, 2004



VIA FACSIMILE

Mr. Wayne Garten
Chief Executive Officer
Hanover Direct, Inc.
115 River Road
Edgewater, NJ  07020

Dear Wayne:

     Chelsey Direct, LLC ("Lender") is pleased to confirm its commitment to make funds available to provide a junior secured term loan to Hanover Direct, Inc., a Delaware corporation (the "Borrower"), in the aggregate amount of twenty million dollars ($20,000,000) (the "Financing"), subject to the terms and conditions contained herein and in the attached Summary of Proposed Terms and Conditions (the "Term Sheet"). We understand that all proceeds received by the Borrower in the Financing would be used to (i)~refinance the Tranche~B indebtedness of approximately five million one hundred thousand dollars ($5,100,000) under the Congress Financial Corporation ("Congress") existing senior credit facility ,
(ii)~pay fees and expenses in connection with the financing, and (iii)~provide for ongoing working capital. (This letter and the Term Sheet are sometimes collectively referred to herein as "this Letter"). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Term Sheet.

     The commitment of Lender hereunder is based upon the financial and other information regarding the Borrower and its subsidiaries previously provided to Lender and is subject to the conditions described in the Term Sheet and to conditions customary for the type of financing contemplated by this Letter, including that there shall not have occurred after the date hereof, as determined in the sole discretion of Lender, any material adverse change in governmental regulations, monetary policy or market conditions. If the continuing review by Lender of the Borrower discloses information relating to conditions or events not previously disclosed to Lender or relating to new information or additional developments concerning conditions or events previously disclosed to Lender that Lender in its sole discretion believes may have a material adverse effect on the condition (financial or otherwise), prospects, profitability, assets, or operations business, financial of the Borrower and its subsidiaries taken as a whole, Lender, may, in its sole discretion, decline to provide the Financing. This commitment is also contingent upon (i)~the simultaneous execution by Congress and Borrower of the amendment and restatement to the existing senior credit facility described in the term sheet between the Borrower and Congress, annexed hereto, and such amendment and restatement shall have other terms and conditions acceptable to Lender in its sole discretion, and (ii)~the simultaneous execution by Lender and Congress of an intercreditor agreement acceptable to Lender, in its sole discretion. The Borrower hereby represents, warrants and covenants to Lender that (i) all information, other than the Projections (as defined below), which has been, or is hereafter, made available to Lender by the Borrower or any of its representatives in connection with the Financing ("Information"), is, and will be, complete and correct in all material respects and does not, and will not, contain any untrue statement of a material fact or omit to state a fact necessary to make the statements contained therein not misleading and (ii) all financial projections concerning the Borrower that have been, or are hereafter, made available to Lender by the Borrower or any of its representatives in connection with the Financing (the "Projections") have been, or will be, prepared in good faith based upon reasonable assumptions. Information and Projections within the scope of this paragraph shall be limited to Information and Projections provided to Lender on or after May 20, 2004. The Borrower also agrees to furnish Lender with such information and Projections as it may reasonably request and to supplement the Information and the Projections from time to time, through and including the closing date of the Financing (the "Closing Date"), so that the representation and warranty set forth in the preceding sentence is correct on the Closing Date. The Borrower acknowledges that, Lender, in committing to make funds available to the Borrower, subject to the terms of this Letter, in connection with the Financing, has been, and will be, using and relying on the Information and the Projections without any independent verification thereof.

     In addition, by accepting this Letter, the Borrower agrees to pay any and all out-of-pocket fees and expenses (including reasonable attorneys' fees and expenses and expenses of due diligence) incurred before or after the date hereof by Lender in connection with the Financing, including those incurred in connection with due diligence, preparation, execution and closing of the Financing and the perfection of loans and security interests, regardless of whether the Financing is closed.

     The Borrower agrees to indemnify and hold harmless Lender and its affiliates, and each of its and their respective directors, officers, partners, attorneys and advisors (each such person or entity referred to hereafter in this paragraph as an "Indemnified Person") from any and all losses, claims, costs, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation with respect thereto) ("Damages") to which any Indemnified Person may become subject, insofar as such Damages arise out of, in any way relate to, or result from, this Letter, the Financing, or the other transactions contemplated hereby and thereby and to reimburse upon demand each Indemnified Person for any and all legal and other expenses incurred in connection with investigating, preparing to defend, or defending against, any such Damages; provided, however, that the Borrower shall not have any obligation under this indemnity provision for liabilities determined in a judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of any Indemnified Person. The foregoing provisions of this paragraph shall be in addition to any right that an Indemnified Person shall have at common law or otherwise. The Borrower also agrees that (x) no Indemnified Person shall be responsible or liable for any consequential damages that may be alleged as a result of this Letter and (y) no third party, including security holders or creditors of the Borrower, shall have any recourse against any Indemnified Person under this Letter (whether direct or indirect, in contract or tort or otherwise).

     The provisions of the immediately preceding two paragraphs shall remain in full force and effect regardless of whether definitive documentation for the Financing shall be completed, executed and delivered, and notwithstanding the termination of this Letter or the commitment of Lender hereunder.

     This Letter is delivered to the Borrower with the understanding that neither this Letter nor the substance of the Financing proposed herein shall be disclosed by the Borrower to any person, entity or group outside the Borrower, except to those professional advisors who are in a confidential relationship with the Borrower and require knowledge thereof to perform their respective duties (such as the Borrower's legal counsel, independent auditors and financial advisers), Congress and its legal counsel, or where disclosure is required by applicable law; provided, however, that once this Letter is accepted by the Borrower, the Borrower will consult with Lender as to any public filings or document distribution in which reference is made to either this Letter or the substance of the Financing proposed herein, and appropriate disclosure of this Letter and the substance of the Financing may be made by the Borrower to the extent required by applicable law.

     This Letter (i) shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any choice-of-law principles thereof, (ii) may be executed in counterparts, which, taken together, shall constitute an original, (iii) shall be amended or modified only in a writing executed by Lender and the Borrower, (iv) shall not be assigned or transferred by the Borrower (whether by operation of law or otherwise) without the prior written consent of Lender, and (v) supersedes and replaces any and all proposals or term sheets previously delivered by Lender to the Borrower relating to the Financing. In addition, no party has been authorized by Lender to make any oral or written statements inconsistent with this Letter.

     Subject to the concurrent satisfaction of the conditions to the Lender's commitment under this Letter, including the payment of required fees and issuance of required warrants to Lender, Lender will provide such waivers and consents as may be required pursuant to the Certificate of Designations of the Series C Participating Preferred Stock as may be necessary to consummate the transactions contemplated herein, including the amendment and restatement of the Congress existing senior credit facility.

     The commitment proposed herein will be available for acceptance until 5:00 p.m. (New York, NY time) on June~18, 2004, unless further extended in writing by Lender. Notwithstanding the Borrower's acceptance of the commitment, it shall expire if the Financing described herein has not closed on or before June 30, 2004, unless the commitment is extended by Lender in its sole discretion.

     If the terms of this Letter meet with your approval, please indicate your acceptance by signing and dating the enclosed copy of this Letter, and then returning the same to the undersigned.


                                            Very truly yours,

                                            CHELSEY DIRECT, LLC


                                            By:_________________________________
                                                  Name:
                                                  Title:

                                            Dated:  June 16, 2004

ACCEPTED:

HANOVER DIRECT, INC.


By:____________________________________
         Name:
         Title:

Dated:  June   , 2004

           Summary of Proposed Terms and Conditions For Junior Secured
                        Term Loan To HANOVER DIRECT, INC.

         BORROWER:         Hanover  Direct,  Inc.,  together  with  each  of its
                           subsidiaries and affiliates (the "Borrower").

         LENDER:           Chelsey Direct, LLC (the "Lender").

         FACILITY:         A junior  secured  term  loan in an  amount  equal to
                           $20,000,000.   .

         SENIOR  LOAN      The  Borrower   shall maintain  a senior  loan
         FACILITY:         providing  a senior  credit facility  in an amount
                           outstanding  of not more than $39,974,000,
                           consisting   of  a  revolving   credit
                           facility of up to $34,500,000 and a term loan facility of up to $5,474,000.

         PURPOSE: To refinance Tranche B indebtedness of approximately $5,000,000 under the senior credit facility, to pay fees and expenses of the transactions proposed herein and to provide ongoing working capital.

         TERM:             Three  (3)  years  from  the  date  of  closing  (the
                           "Closing  Date").  The  occurrence  of  a  change  in
                           control or sale of the Borrower will result in the immediate maturity of the loan. The loan will be subject to excess cash flow recapture mutually acceptable to Congress Financial Corporation and Lender.

         INTEREST RATE:    Prime Rate publicly announced by Wachovia Bank,
                           N.A., plus five percent (5.00%) per annum interest rate paid currently.

         COLLATERAL:       A lien, subject only to the lien of Borrower's senior
                           credit facility, on all other tangible and intangible
                           assets of the Borrower including without  limitation,
                           the   capital   stock   of  the   Borrower   and  all
                           subsidiaries,  cash  and cash  equivalents,  accounts
                           receivable, inventory, insurance policies, trademark,
                           tradenames,  customer lists,  intellectual  property,
                           Borrower's   owned  real  properties   (evidenced  by
                           satisfactory mortgages), leases/leaseholds, fixtures and fixed assets.

         OTHER PROVISIONS: Representations, warranties, financial covenants, indemnities and events of default standard for loans of this type.

        FEES: (a) A closing fee of one percent (1.00%) earned and payable at closing.

                           (b)A waiver fee, payable at closing, equal to 1% of the accreted liquidation preference of the Series C Preferred Stock, payable in common stock of Borrower, valued at the fair market value thereof on the Closing Date, in consideration for the waiver by Chelsey Direct, LLC of its blockage rights over issuances of senior securities.

   MAJOR CONDITIONS:       (a) Legal documentation acceptable to Lender,
                           in its sole discretion including,  without
                           limitation,  a loan agreement  between the Lender and
                           Borrower,   collateral  agreements,   guarantees,  an
                           intercreditor agreement between the Lender and the senior lender, subordination agreements with other lenders, if necessary, and the Series~D Warrant and Common Stock Warrants referred to below; and

                           (b) The absence of any material adverse change in the business, financial condition, prospects, profitability, assets or operations of Borrower and its subsidiaries taken as a whole as determined in the Lender's sole discretion.

         RIGHT TO SYNDICATE The Lender may syndicate a portion of the credit facility, in an amount acceptable to Lender, prior to or after the Closing Date on terms and conditions acceptable to Lender, in its sole discretion.

         WARRANT COVERAGE: Lender shall receive penny warrants to acquire shares of Borrower's common stock (the "Common Stock Warrants") in an amount equal to 30% of the fully diluted outstanding shares, after giving effect to the issuance of the Common Stock Warrants (the "Shares"). The warrants shall be subject to standard anti-dilution provisions, registration rights, and other terms and conditions acceptable to Lender, in its sole discretion. Since the issuance of such warrants requires shareholder approval of such issuance and of certain amendments to the Borrower's Certificate of Incorporation, Lender shall receive a Warrant at the Closing to acquire 100 shares of Series~D Preferred Stock at an exercise price of $.01 per share (the "Series~D Warrant"), having dividend rights equivalent to the rights of the Shares and an aggregate liquidation preference equal to the fair market value of the Common stock Warrants on the Closing Date (based upon a Black Sholes valuation of such warrants), and such other terms as Lender shall reasonably request.


                           The Series~D Warrant shall be mandatorily exchangeable for the Common Stock Warrants upon receipt of shareholder approval and the filing of appropriate amendments to the Borrower's Certificate of Incorporation with the Secretary of State of Delaware.